Exhibit 99.1

May 11, 2020

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that a subsidiary of Grupo Financiero Galicia S.A., Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia”), has announced that, as a result of the recent Argentine sovereign debt rating downgrade, Standard & Poor´s Global (“S&P”) has modified its international ranking of Banco Galicia’s Notes representing subordinated debt issued under its U.S. $2,100 million Global Program from “CCC” to “CCC-”.

The report regarding the modification of the rating of Banco Galicia’s Notes is published on S&P’s website (www.standardandpoors.com) and can also be found on the Argentine Securities Commission’s (Comisión Nacional de Valores) website.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.